UNIFIED SERIES TRUST

SECOND AMENDED AND RESTATED
OPERATING EXPENSE LIMITATION AGREEMENT

Q INDIA EQUITY fund

THIS SECOND AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 28th day of April, 2026, and amended and restated in its entirety the operating expense limitation agreement dated as of the 20th day of August, 2024, as amended the 18th day of November, 2025, by and between UNIFIED SERIES TRUST, an Ohio business trust (the “Trust”), on behalf of each series of the Trust set forth on Appendix A attached hereto (each a “Fund” and collectively the “Funds”) and the investment adviser of the Funds, Quantum Advisors Private Limited (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to each Fund pursuant to the terms and provisions of an investment advisory agreement between the Trust and the Adviser (the “Management Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit each class of a Fund’s total Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the total Operating Expenses of a Fund exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Payment can be made by waiver of fees payable under the Management Agreement and/or reimbursement of other expenses of the Fund.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund (inclusive of 12b-1 distribution fees), but does not include portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any

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administrative and/or shareholder servicing fees payable pursuant to a future plan adopted by the Board of Trustees; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business.

3. Reimbursement of Fees and Expenses. Each waiver/expense payment by the Adviser is subject to recoupment by the Adviser from the Fund in the three years following the date the particular waiver/expense payment occurred, but only if such recoupment can be achieved without exceeding the Annual Limit in effect at the time of the waiver/expense payment and any Annual Limit in effect at the time of the recoupment.

4. Term. This Agreement shall become effective, and shall remain in effect, for the limitation periods listed on Appendix A unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by the Adviser and a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund listed in Appendix A, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A if the Management Agreement for the Fund is terminated, with such termination effective upon the effective date of the Management Agreement’s termination for the Fund. Upon termination of this Agreement for any reason, the Adviser acknowledges and agrees that it remains liable for all fee reductions and reimbursement obligations pursuant to paragraph 1 hereof that accrued prior to the termination of this Agreement

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

9. Binding Effect. Notice is hereby given that this Agreement is executed by the Trust on behalf of each Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement with respect to a particular Fund are not binding upon any of

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the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund (and not upon any other Fund).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

UNIFIED SERIES TRUST	Quantum Advisors Private Limited
on behalf of Q India Equity Fund

By: /s/ Martin R. Dean	By: /s/ Piyush Thakkar
Name: Martin R. Dean	Name: Piyush Thakkar
Title: President	Title: Chief Executive Officer

1070443.2

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Appendix A

Fund	Operating Expense Limit	Limitation Period

Q India Equity Fund Class I
	0.98%	April 28, 2026 – April 30, 2029
	1.05%	May 1, 2029 – May 1, 2036
Q India Equity Fund Class II
	0.75%	April 28, 2026 – April 30, 2029
	1.05%	May 1, 2029 – May 1, 2036
Q India Equity Fund Investor Class
	1.23%	April 28, 2026 – April 30, 2029
	1.30%	May 1, 2029 – May 1, 2036

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